SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       RYANAIR ANNOUNCES NEW ROUTE BETWEEN

                                SPAIN AND LONDON

                        LONDON - VALLADOLID FROM GBP29.99

    Ryanair, Europe's No.1 low fares airlines, today (03 October 2003) announced a new twice-daily route between London and Valladolid, Spain with fares starting from GBP29.99 including taxes. The daily flights will commence on 6th November 2003.

    Speaking in Valladolid today, Michael O'Leary, Chief Executive of Ryanair said:

    "Spain has long been the traditional stronghold of charter airlines but Ryanair's low fares have changed that.

    "Valladolid is our 5th airport in Spain, and we will carry 100,000 passengers on the new route in its 1st year of service, which will create 100 jobs in the regional economy, and give a huge boost to tourism in the region of Castilla & Leon. Previously to fly to London, passengers would have had to first endure a 2.5 hour drive to Madrid or fly via Barcelona with Iberia but now they can fly direct and save 95% on what they would have paid.

    "Ryanair operates 132 routes between 84 destinations and will carry almost 24 million passengers throughout Europe this year - 1.5m of which will be on our 13 Spanish routes, delivering 1 million visitors to Spain.

    "Ryanair offers more routes, more destinations, more frequency, better punctuality and unbeatable passenger service which is why we continue to grow rapidly and are Europe's No. 1 low fares airline."

    The new Valladolid route starts on 06 November 03 and passengers can book online from today at www.ryanair.com.

                           Ryanair Passengers Save Over 90%

        To Valladolid            Iberia           Ryanair           Saving

        From London            GBP432.00        GBP 29.99             93%

                                                                     1. London
                                                                   Heathrow to
                                                                Valladolid via
                                                                     Barcelona.
                                                                           Tax
                                                                inclusive Fares
                                                                as published on
                                                                        company
                                                                    websites on
                                                                    1-10-03 for
                                                                      travel on
                                                                      06-11-03

       Full details of fares and timetables available at www.ryanair.com.

Ends    3rd October 2003

For further information:  Sinead Finn            Mark Leech

                          Ryanair                Murray Consultants

                          Tel: + 44 1279 666 214 Tel: + 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  3 October, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director